Exhibit 11.1

IPC HOLDINGS, LTD. AND SUBSIDIARIES
RECONCILIATION OF BASIC AND DILUTED NET INCOME PER COMMON SHARE

(Expressed in thousands of United States dollars, except for share amounts)

A reconciliation of basic and diluted earnings per share (“EPS”) is given in the following table:

Quarter ended September 30, 2002	Income	Shares	Amount per Share

Basic EPS	$45,783	48,172,776	$0.95

Effect of Dilutive Options		92,633

Diluted EPS	$45,783	48,265,409	$0.95

Quarter ended September 30, 2001
Basic EPS	$(68,979)	25,063,905	$(2.75)

No effect of Dilutive Options: anti-dilutive

Diluted EPS	$(68,979)	25,063,905	$(2.75)

Nine months ended September 30, 2002	Income	Shares	Amount per Share

Basic EPS	$137,936	48,172,776	$2.86

Effect of Dilutive Options		95,068

Diluted EPS	$137,936	48,267,844	$2.86

Nine months ended September 30, 2001

Basic EPS	$(24,239)	25,062,540	$(0.97)

No effect of Dilutive Options: anti-dilutive

Diluted EPS	$(24,239)	25,062,540	$(0.97)

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